Exhibit 99(a)
ENERGY FUTURE INTERMEDIATE HOLDING COMPANY LLC
CONDENSED STATEMENT OF CONSOLIDATED INCOME
(Unaudited)

Twelve Months Ended September 30, 2012
(millions of dollars)
Interest income	$551
Interest expense and related charges	(457)
Income before income taxes and equity in earnings of unconsolidated subsidiary	94
Income tax expense	(36)
Equity in earnings of unconsolidated subsidiaries (net of tax)	300
Net income	$358